

TALISMAN ENERGY GENERATES $4.75 BILLION IN CASH FLOW IN 2006
486,000 BOE/D FOURTH QUARTER PRODUCTION
116% PROVED RESERVES REPLACEMENT

CALGARY, Alberta – March 1, 2007 – Talisman Energy Inc. released its 2006 consolidated financial and operating results today. The Company expects to file its Annual Information Form, Management's Discussion and Analysis and audited financial statements on March 13, 2007.

Cash flow[1] increased 2% to a record $4,748 million ($4.35/share), compared to $4,672 million ($4.23/share) a year ago. The Company generated $1,126 million ($1.04/share) in cash flow during the fourth quarter, down from $1,468 million ($1.34/share) a year earlier primarily due to lower natural gas prices in North America.

Net income was a record $2,005 million ($1.84/share), an increase of 28% over the $1,561 million ($1.41/share) reported in 2005. Net income during the fourth quarter was $598 million ($0.55/share), an increase of 12% versus $533 million ($0.48/share) a year ago.

Earnings from continuing operations[1] were $1,583 million ($1.45/share), compared to $1,853 million ($1.68/share) in 2005. During the fourth quarter of 2006, Talisman generated $332 million ($0.31/share) in earnings from continuing operations, versus $552 million ($0.50/share) for the comparable period a year earlier.

Talisman increased production per share by 4.4%. Production averaged 485,000 boe/d up from 470,000 boe/d in 2005. Oil and liquids production was up 5% to 261,634 bbls/d. The increase came predominantly from Southeast Asia (up 16,106 bbls/d). Talisman increased its natural gas production by 2% to 1,342 mmcf/d.

Production in the fourth quarter averaged 486,000 boe/d, a decrease of 6% over the same period in 2005. This is after asset sales, which had an impact of 12,200 boe/d during the quarter. Talisman's North American gas production averaged 942 mmcf/d during the quarter, an increase of 4% over the previous year despite the loss of 23 mmcf/d due to asset sales.

"Financially it was a good year for Talisman with record cash flow and earnings. We continued to progress our major development projects in the North Sea and Southeast Asia. Talisman delivered respectable reserves growth through drilling and revisions and made strong progress on asset sales and share repurchases in 2006, but our results were also affected by rising costs, lower North American natural gas prices and some operational issues," said Dr. Jim Buckee, President and Chief Executive Officer.

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[1] The terms "cash flow" and "earnings from continuing operations" are non-GAAP measures. Please see advisories elsewhere in this news release.

"Production was a record 485,000 boe/d, although we came in lower than the initial guidance provided in December 2005. There were a number of contributing factors, including adverse weather conditions, which led to extended turnaround times and delayed tie-ins, as well as several compressor failures and significant increases in procurement lead times. However, I believe we are steadily overcoming our production issues, with production in the fourth quarter coming in close to expectations and 5.5 % higher than the third quarter.

"We still expect production in 2007 of 485,000 boe/d with a confidence range of plus or minus 5%. With share repurchases, we expect to be within our 5 to 10% production per share target growth range this year. This includes the impact of asset sales already closed plus announced sales, the combined impact of which should total about 57,000 boe/d once all sales are completed. Production is expected to average approximately 465,000 boe/d in the first quarter with an expected exit rate for the year of approximately 530,000 boe/d, driven largely by increasing volumes from our Tweedsmuir oil development. Beyond this, we expect significant growth in both 2008 and 2009 as further projects, currently being progressed, come onstream.

"We added 203 mmboe of proved reserves in 2006 at a cost of $3.7 billion, including net acquisitions and divestitures (A&D), but excluding spending on midstream and oil sands. Excluding A&D, proved reserve additions were about the same, at 202 mmboe with capital spending of approximately $4.4 billion. Overall, excluding A&D activities, we replaced 116% of production, 142% of North American natural gas production and 123% of international liquids production. These are high quality oil (no bitumen) and conventional gas reserves and only 15% of our North American reserves are proved undeveloped.

"In North America, we drilled 496 successful natural gas wells last year. Our fourth quarter natural gas production was up 4% year-over-year and, without asset sales, production would have been up by 6%. The Company drilled some prolific wells in the Foothills and Appalachia regions. We set new production records in the Alberta Foothills and in Bigstone/Wild River. We are building an exciting new gas area along the Outer Foothills, having acquired over 260,000 acres in an area where we see 1 to 2 Tcf of unrisked contingent and prospective resources. We also completed the Lynx and Palliser pipelines with Talisman Midstream Operations recently transporting a record 600 mmcf/d.

"The focus again in 2007 will be deeper, prolific natural gas targets. Although we don't expect any growth in our North American gas volumes this year, it is due to non-core asset sales in 2006 and 2007. However, with continued drilling success, we expect to grow our North American gas volumes by approximately 5% in 2008.

"In Alaska, we spudded two wells in February and hope to finish drilling a third before the winter drilling season is over. We acquired additional acreage during the year and now hold the rights to approximately one million net acres.

"In the North Sea, the main story continues to be the progress we are making on our 11 development projects, which are expected to contribute sizeable production volumes over the next 36 months. In total, we expect Talisman's North Sea volumes to grow to 230,000-240,000 boe/d in 2009.

"The Tweedsmuir development was 90% complete at year end. First production is expected in late April with full volumes planned for this September once topside modifications to the Piper platform are completed. Peak production is expected at 56,000 boe/d, with Talisman's share forecast to average approximately 45,000 boe/d in 2008.

"Other UK projects include Duart, Enoch, Wood, Blane, Affleck and the Galley field tie-back to our Tartan platform. We are also integrating the recently acquired Auk and Fulmar fields. Auk has over 800 mmbbls of original oil in place and a recovery factor to date of only 18%. In Norway, work is proceeding on the sanctioned Rev and Yme developments.

"In Indonesia, the gas plant expansion at Corridor is being commissioned in preparation for first sales to West Java, which are expected to start by mid-year. We also plan to shoot 3-D seismic on the deep water Pasangkayu Block in preparation for drilling in late 2008 or 2009.

"In Malaysia/Vietnam, the Bunga Tulip development came onstream in the fourth quarter at approximately 4,000 boe/d. We are progressing the Northern Fields development with first liquids production expected in the third quarter of 2008 and ramping up to 40,000 bbls/d by year end (Talisman share 41.44%). The Song Doc development in Vietnam Block 46/02 was sanctioned in 2006 with first production expected in mid-2008 at 13,500 bbls/d gross (Talisman share 30%).

"In November 2006, we spudded our first exploration well in Block 15-2/01 offshore Vietnam. The discovery well flowed at 14,863 bbls/d and we are currently testing a sidetrack into the adjacent TGT discovery, which spills onto our block. We plan to drill up to three additional exploration wells on the block this year. This has the potential to be a new core producing area for Talisman.

"In Algeria, we are continuing with the Phase 2 expansion of the Greater MLN gas reinjection project. We acquired rights to the prospective El Hamra Block in Tunisia. We drilled two successful offshore exploration wells in Trinidad and Tobago with plans to drill up to seven exploration and development wells in 2007.

"With these ongoing development projects, we expect production in 2009 to be 20-30% above projected 2007 levels. In addition, there is significant upside reserves potential from our high impact exploration program. Our international exploration portfolio, including Alaska and the Northwest Territories, contains approximately 350 prospects and leads with exposure to 5 billion boe of prospective resources, on an unrisked P50 basis, net to Talisman.

"We continue to act to increase shareholder value while maintaining a prudent balance sheet. Last year we increased the dividend by 32%. We split Talisman shares on a three-for-one basis to enhance liquidity. We delivered on our promise to sell a significant amount of non-core assets and repurchase shares. We have bought back almost $1 billion worth of stock in the past 12 months, and depending on the timing of sales proceeds and capital spending requirements, plan additional repurchases in 2007."

Eight Consecutive Years of Record Cash Flow

December 31	Three months ended			Year ended		
	2006	**2005**	**% Change**	**2006**	**2005**	**% Change**
Cash flow ($mm) [1]	**1,126**	1,468	(23)	**4,748**	4,672	2
Cash flow ($/share) [1]	**1.04**	1.34	(22)	**4.35**	4.23	3
Net income ($mm)	**598**	533	12	**2,005**	1,561	28
Net income ($/share)	**0.55**	0.48	15	**1.84**	1.41	30
Long-term debt ($mm at year-end)				**4,560**	4,263	
Shares outstanding (mm at year-end)				**1,064**	1,099	

[1] non-GAAP measure

Cash flow in 2006 was a record $4,748 million on gross sales of $10,030 million. Cash flow per share increased 2.8% to $4.35. Significant increases came from higher oil prices ($1,043 million), increased volumes ($479 million) and hedging gains ($143 million). These gains were offset by lower natural gas prices ($369 million) and the impact of a stronger Canadian dollar on realized prices ($679 million), increased operating costs ($313 million) and lost production due to asset sales ($124 million).

Net income for the year totaled $2,005 million, $444 million higher than last year. Significant changes in non-cash items included increased future tax ($421 million), higher depreciation, depletion and amortization ($316 million) and lower stock based compensation ($589 million) expense. Net income for the year included an after tax gain on asset sales of $432 million.

Fourth quarter cash flow fell 23%, largely due to a 21% drop in netbacks with North American natural gas netbacks down 44% compared to the fourth quarter of 2005. Net income for the quarter included an after tax gain on asset sales of $285 million.

The Company no longer calculates a diluted cash flow per share amount. Since the introduction in mid-2003 of a cash payment feature attached to the outstanding stock options, approximately 97% of options have been exercised using the cash payment feature. Since the diluted per share calculation assumes all options will be exercised for shares, with no adjustment to account for the fact that actual options exercised for cash have resulted in a reduction of cash flow, management feels that the diluted cash flow per share figure is not relevant as the underlying assumptions are not a realistic view of actual or expected results.

Talisman uses the successful efforts accounting method. The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies. In periods of growth and high exploration spending, it is likely that net income determined using the full cost method would be higher than net income determined using the more conservative successful efforts method.

Cash Flow

Below is a reconciliation of cash provided by operating activities calculated in accordance with generally accepted accounting principles (GAAP) to cash flow (which is a non-GAAP measure of financial performance). Please refer to the advisory section in this news release entitled Non-GAAP Financial Measures for further explanation and details.

($ millions)	Three months ended		Year ended	
	2006	2005	**2006**	2005
December 31,		(Restated)		(Restated)
Cash provided by operating activities	**988**	1,699	**4,374**	4,871
Changes in non-cash working capital	**138**	(231)	**374**	(199)
Cash flow	**1,126**	1,468	**4,748**	4,672

Earnings from Continuing Operations $1.6 Billion

In order to better illustrate Talisman's operating performance on an internally consistent basis, the Company has calculated an earnings from continuing operations number. This is a non-GAAP measure. This metric adjusts for significant one-time events, as well as other non-operational impacts on earnings such as the mark-to-market effect of changes in share prices on stock based compensation expense and changes to tax rates. This calculation does not reflect differing accounting policies and conventions between companies.

($ millions, except per share amounts)

	Three months ended		Year ended	
December 31	**2006**	**2005**	**2006**	**2005**
Net income	**598**	533	**2,005**	1,561
Operating income from discontinued operations	**40**	70	**197**	207
Gain on disposition of discontinued operations	**209**	-	**356**	-
Net income from discontinued operations	**249**	70	**553**	207
Net income from continuing operations	**349**	463	**1,452**	1,354
Insurance expenses[1]	**-**	-	**10**	2
Stock-based compensation (tax adjusted)[2]	**65**	88	**32**	447
Tax effects of unrealized foreign exchange gains on foreign denominated debt[3]	**(51)**	(1)	**(27)**	50
Tax rate reductions and other[3]	**(31)**	2	**116**	-
Earnings from continuing operations[4]	**332**	552	**1,583**	1,853
Per share[4]	**0.31**	0.50	**1.45**	1.68

1   Insurance costs relate to the current liability associated with past claims experience that is expected to be billed in future premiums.
2   Stock-based compensation expense relates to the mark-to-market value of the Company's outstanding stock options and cash units at December 31, 2006. The Company's stock-based compensation expense is based on the difference between the Company's share price and its stock options or cash units exercise price..
3   Tax adjustments include the impact of Canadian corporate tax rate reductions and a 10% supplemental tax increase in the UK in 2006, as well as future taxes relating in part to unrealized foreign exchange gains associated with the impact of a stronger Canadian dollar on foreign denominated debt.
4   This is a non-GAAP measure.

Production per share up by 4.4%

December 31	Three Months Ended			Year Ended		
	2006	**2005**	**% Change**	**2006**	**2005**	**% Change**
Oil and liquids (bbls/d)						
North America	**47,054**	54,254	(13)	**49,846**	53,611	(7)
United Kingdom	**102,064**	120,922	(16)	**102,742**	107,020	(4)
Scandinavia	**32,677**	38,996	(16)	**32,474**	25,696	26
Southeast Asia	**51,953**	49,111	6	**51,582**	35,476	45
Other	**20,733**	25,902	(20)	**21,559**	25,488	(15)
Synthetic oil	**4,027**	2,854	41	**3,431**	2,693	27
Total oil and liquids	**258,508**	292,039	(11)	**261,634**	249,984	5
Natural gas (mmcf/d)						
North America	**942**	907	4	**910**	915	(1)
United Kingdom	**118**	138	(14)	**126**	111	14
Scandinavia	**16**	13	23	**14**	9	56
Southeast Asia	**288**	286	1	**292**	284	3
Total natural gas	**1,364**	1,344	1	**1,342**	1,319	2
Total mboe/d	**486**	516	(6)	**485**	470	3

Production for the year averaged 485,000 boe/d, an increase of 3% over 2005 and Talisman increased production per share by 4.4%. During 2006, the Company announced the sale of non-core assets with total production volumes of approximately 57,000 boe/d net to Talisman. The estimated impact of asset sales on Talisman's reported production volumes was approximately 4,880 boe/d for the year and 12,200 boe/d in the fourth quarter.

Talisman increased its oil and liquids production by 5% over the prior year. North American liquids production decreased, reflecting the Company's ongoing focus on natural gas in North America, declines from existing fields as well as asset sales. Total North Sea volumes increased reflecting the impact of acquired assets in Scandinavia late in 2005. UK volumes fell, largely due to extended platform turnarounds. Liquids production in Southeast Asia increased with a full year of production from the South Angsi field, first production from the start up of the Naga Kecil well in Block PM-314, startup of the Bunga Tulip field in the fourth quarter and assets acquired in late 2005.

Natural gas volumes increased by 2%. North American volumes were down slightly year over year largely reflecting asset sales. Talisman's North Sea gas volumes are largely demand driven (relatively little gas storage in the UK). Increased sales in Indonesia to Singapore Power and Caltex more than offset lower volumes in Malaysia/Vietnam due to an extended maintenance shutdown caused by bad weather and lower natural gas nominations.

Fourth quarter volumes were 486,000 boe/d, a decrease of 6% over the comparable period a year earlier. Fourth quarter liquid volumes fell reflecting asset sales in North America and the UK and an extended shutdown in Trinidad, due to equipment failure, which is now repaired.

Talisman's fourth quarter gas volumes were up largely on the strength of a 4% increase in North America, despite the loss of approximately 23 mmcf/d in the quarter due to asset sales. Positive drilling results and the startup of the Talisman operated Lynx and Palliser Pipelines were the main contributors. UK fourth quarter natural gas sales were down from the prior year due primarily to asset sales.

On December 12, 2006, the Company issued guidance for expected 2007 production volumes. Talisman expects production to average 485,000 boe/d in 2007 with a confidence level of plus or minus 5%. This includes the impact of the 57,000 boe/d of asset sales announced to date (the Brae asset sale is expected to close late in 2007).

116% Production Replacement

Talisman replaced 116% of production through drilling additions and revisions to proved reserves in 2006. Talisman increased its total proved reserves by 2% to 1.67 billion boe. Net of royalties, the Company had 1.37 billion boe of proved reserves (up 4%).

At year-end, Talisman had 5.4 tcf of proved natural gas reserves and 767 mmbbls of proved oil and liquids reserves.

The Company added a record 471 bcf of proved natural gas reserves in North America, replacing 142% of production through drilling and revisions. Internationally, Talisman replaced 123% of liquids production organically.

Proved Reserves	**Oil & Natural Gas Liquids (mmbbls)**	**Natural Gas (bcf)**	**BOE (mm)**
December 31, 2005	736	5,417	1,639
Discoveries, extensions and additions	80	564	174
Net acquisitions	11	(61)	1
Net Revisions and Transfers	34	(34)	28
Production	(94)	(483)	(175)
Total proved December 31, 2006	767	5,403	1,667
Total probable December 31, 2006	544	2,650	986

At year-end, Talisman had a reserves life index of 9.5 years for proved reserves and 15.2 years for proved and probable reserves.

Talisman's proved reserves are comprised of approximately 46% of high quality oil and liquids and 54% natural gas. Approximately 38% of the Company's total proved reserves are in North America with the North Sea accounting for 29% and Southeast Asia for 27%. At year-end, the Company had 986 mmboe of probable reserves, which comprise a large part of Talisman's development inventory.

Exploration and development spending during 2006 totaled $4.4 billion, excluding Syncrude and Midstream expenditures. Net of acquisitions and divestitures, capital spending was $3.7 billion.

Talisman has an internal qualified reserves engineer who evaluates all of the Company's reserves estimates. In addition, approximately 86% of Talisman's proved reserves have been reviewed by outside engineering firms over the past four years.

The reserves replacement ratio of 116% (before acquisitions) was calculated by dividing the sum of changes (revisions of estimates, improved recovery and discoveries) to estimated proved oil and gas reserves during 2006 by the Company's 2006 conventional production. Detailed reserves reconciliation tables are provided elsewhere in this news release.

Netbacks

Total Company

December 31	Three Months Ended		Year Ended	
	2006	2005	**2006**	2005
WTI oil price US$/bbl	**60.17**	60.05	**66.25**	56.70
NYMEX gas price US$/mmbtu	**6.62**	12.85	**7.26**	8.55
Talisman netback ($/boe)				
Sales price	**53.07**	64.26	**57.45**	56.67
Hedging (Loss)/Gain	**0.52**	(0.43)	**0.37**	(0.46)
Royalties	**7.99**	10.56	**9.58**	9.41
Operating cost	**10.39**	9.04	**9.98**	8.41
Transportation	**1.27**	1.26	**1.28**	1.21
Netback ($/boe) [1]	33.94	42.97	36.98	37.18
Oil and liquids netback ($/bbl)	**39.20**	41.96	**43.46**	40.62
Natural gas netback ($/mcf)	**4.67**	7.38	**4.92**	5.56

1. Netbacks do not include synthetic oil and pipeline operations. Additional netback information by major product type and region is contained elsewhere in this news release.

Talisman's realized oil and gas equivalent netback decreased by 0.5% to average $36.98/boe in 2006.
Sales prices averaged $57.45/boe, an increase of 1%, reflecting an increase in world oil prices and Talisman's international natural gas prices, offset largely by the drop in North American natural gas prices. Although most oil and natural gas sales are priced off US dollar denominated benchmarks, Talisman reports its netbacks in Canadian dollars. The Canadian dollar strengthened 6% against its US counterpart in 2006. This had an adverse effect on Talisman's reported netbacks.

Royalty rates were unchanged at 17% in 2006.

Unit operating costs averaged $9.98/boe, an increase of 19% over the previous year. The increase is due to a change in Talisman's production mix as well as increased spending on maintenance, extended turnarounds and higher power costs.

Talisman reported a small hedging gain, although the Company remained relatively unhedged throughout the year.

Liquidity and Capital Resources

Talisman's long-term debt at year end was $4.6 billion ($4.5 billion net of cash), up from $4.3 billion at the end of last year. During 2006, the Company generated $4.4 billion of cash provided by operating activities and spent $4.6 billion on exploration and development (including midstream and Syncrude) and received proceeds from net asset sales of $668 million. The Company repurchased approximately 35 million common shares during 2006 and an additional 15.5 million shares subsequent to year end at a total cost of $958 million. In March 2006, the Company renewed its Normal Course Issuer Bid (NCIB) to permit the purchase of up to 54,940,200 common shares, representing 5% of the total common shares outstanding at that time. In December 2006, Talisman amended the current NCIB to the maximum permitted by the TSX, being 10% of the public float on March 22, 2006 (109,767,000 common shares). The NCIB expires in March 2007 and the Company has received Board of Directors' approval to renew the NCIB for another year.

Two common share dividends were paid in 2006 for a total of $163 million (an aggregate of $0.15/share). The Company's dividend is determined semi-annually by the Board of Directors. At year-end, there were 1,064 million common shares outstanding, down from 1,099 million at December 31, 2005.

At the end of 2006, Talisman's trailing debt to cash flow ratio was 0.96 and debt-to-debt plus equity was 38%.

Capital Spending [1,4] (millions of dollars)	2006	% Change	2005
North America[1]	2,420	49	1,623
United Kingdom[1]	1,208	38	875
Scandinavia[1]	332	129	145
Southeast Asia[1]	331	9	305
Other[1,2]	249	35	184
Corporate, IS and Administrative	36	29	28
	4,576	45	3,160
Acquisitions [3]	204	(62)	536
Dispositions	(119)	441	(22)
Discontinued operations [5]	(715)	(1,621)	47
Total	3,946	6	3,721

1 Excludes corporate acquisitions.
2 Other includes Algeria, Tunisia, Trinidad and Tobago, Colombia, Peru, Qatar and Gabon.
3 Includes the Auk/Fulmar assets acquired in the UK for $181 million in 2006.
4 Includes interest costs that are capitalized on major projects until facilities are completed and ready for use.
5 2006 includes proceeds on dispositions of $753 million net of capital expenditures of $38 million.

During 2006, the Company spent $3 billion on development and $1.5 billion on exploration.

Natural gas continued to be the focus of the Company's capital investment activities in North America, supplemented by low risk oil projects. Of the $2.4 billion of capital spending in North America, $1.1 billion related to exploration activities and development accounted for $1.3 billion. The Company's North America drilling program had a 98% success rate, drilling 496 successful gas wells and 194 oil wells. Exploration and development spending was concentrated in the predominantly gas producing core areas in the Alberta Foothills, Greater Arch, Deep Basin, Monkman/BC Foothills, Edson and Appalachia regions.

Total capital spending in the UK was $1.2 billion, including $138 million for exploration and $1.1 billion for development. Major areas of activity included the ongoing development of the Tweedsmuir, Blane, Wood, Enoch and Affleck projects and drilling and recompletion activity Orion, Tartan and Claymore fields. A total of 24 successful development wells were drilled in 2006, in addition to six exploration wells.

In Scandinavia, total expenditures were $332 million and included $102 million on exploration and $230 million on development. In addition to project development costs at Rev of $27 million, five successful development wells were drilled during 2006, in addition to two exploration wells.

Malaysia/Vietnam accounted for $241 million of the $331 million of total capital spending in Southeast Asia with the ongoing development of the Northern Fields in PM-3 CAA. Talisman participated in nine successful development wells in Malaysia/Vietnam during 2006 and one successful exploration well. A total of $76 million was spent in Indonesia, primarily on the Suban Phase 2 development to supply natural gas to West Java in 2007. A total of 19 successful development wells and two successful exploration wells were drilled in Indonesia.

Capital spending in Other included $74 million in North Africa with Talisman participating in 13 successful exploration and development wells in Algeria and two wells in Tunisia. In Trinidad and Tobago, a total of $84 million was spent, primarily on Block 2c development drilling and the Eastern Block onshore exploration activity. A total of four development wells and four exploration wells were drilled in Trinidad and Tobago. During 2006, the Company spent $91 million in the rest of the world, including $22 million in Qatar on exploration drilling.

Additional Information
Unit Depreciation, Depletion and Amortization Expense (includes accretion of ARO)

($/boe)	2006	% Change	2005
North America	14.18	13	12.57
United Kingdom	12.60	14	11.07
Scandinavia	19.78	19	16.65
Southeast Asia	6.17	28	4.83
Other	9.17	(2)	9.37
	12.26	13	10.81

Total Depreciation, Depletion and Amortization Expense (includes accretion of ARO)

(millions of dollars)	2006	2005
North America	1,024	908
United Kingdom	440	397
Scandinavia	248	157
Southeast Asia	224	144
Other	69	83
	2,005	1,689

The Company's 2006 DD&A expense increased $316 million, or 19%, to $2 billion, with a per unit rate of $12.26/boe ($10.81/boe in 2005) due primarily to recently acquired assets and high levels of capital spending. DD&A rates in North America increased to $14.18/boe, primarily due to higher drilling costs, increased capital expenditures on infrastructure projects as well as increased land amortization costs. In North America, total DD&A expense increased 13% to $1,024 million. In the UK, total expense increased 11% to $440 million, as DD&A rates increased 14% to $12.60/boe, but were partially offset by a 3% reduction in boe production.

In Scandinavia, total expense increased by $91 million to $248 million, as DD&A rates increased 19% to $19.78/boe, combined with a 28% increase in boe production. Total DD&A expense for Southeast Asia increased by $80 million, or 56%, to $224 million due to the impact of a 28% increase in the rate to $6.17/boe and a 21% increase in boe production. Total Other DD&A expense decreased by 17% to $69 million, primarily as a result of a decrease in production, as the rate decreased 2% to $9.17/boe.

Dry Hole Expense

(millions of dollars)	2006	2005
North America	135	122
United Kingdom	26	38
Scandinavia	11	15
Southeast Asia	15	11
Other [1]	109	55
	296	241

1   In 2006, Other includes Trinidad and Tobago, Colombia, Qatar, Peru and Gabon.

During 2006, the Company incurred dry hole expense of $296 million, $55 million higher than last year. In North America, dry hole expense was $135 million. In the UK, a total of three wells were expensed for a total of $26 million. The Company also wrote off one well in Scandinavia, two wells in Southeast Asia and seven wells in the rest of the world.

Exploration Expense

(millions of dollars)	2006	2005
North America	168	143
United Kingdom	25	29
Scandinavia	30	24
Southeast Asia	22	40
Other	73	39
	318	275

Exploration expense consists of geological and geophysical costs, seismic, land lease rentals and indirect exploration expenses. These costs are expensed as incurred under the successful efforts method of accounting. The majority of the $43 million increase to $318 million relates to increased exploration activity in North America and other potential growth areas.

Corporate and Other

(millions of dollars)	2006	2005
G&A expense	233	201
Interest expense	166	163
Capitalized interest	72	19
Stock-based compensation	51	633
Other revenue	119	112
Other expense	(29)	39

General and administrative (G&A) expense increased due to additional personnel, salary increases and higher administrative costs. On a unit basis, G&A was $1.31/boe (2005 – $1.17/boe; 2004 – $1.14/boe).

The sum of interest on long-term debt and capitalized interest was $238 million during 2006, up from $182 million in 2005 on higher debt levels in the current year. Interest capitalized in 2006 is primarily associated with the Tweedsmuir development project in the UK, which is scheduled to come on production early in the second quarter of 2007. In addition, interest costs of $18 million in 2006, $3 million in 2005 and nil in 2004, have been allocated to discontinued operations.

Other revenue includes pipeline and custom treating revenues of $103 million for 2006, compared to $88 million for 2005. Other expense during 2006 included the gain on sale of a royalty interest in an undeveloped lease of $108 million, partially offset by foreign exchange losses of $24 million and costs related to the Beatrice Wind Farm of $22 million.

Stock-Based Compensation

Stock-based compensation expense relates to the appreciated value of the Company's outstanding stock options and cash units at December 31, 2006. The Company's stock-based compensation expense is based on the difference between the Company's share price and its stock options, or cash units exercise price. A total of $51 million was expensed in 2006. The Company paid cash of $159 million ($153 million in 2005) to employees in settlement of fully accrued option liabilities for options exercised. Comparatively, during 2005 the 90% increase in the Company's share price resulted in an expense of $633 million. Over the course of 2006, the average exercise price of all outstanding options increased from $8.71 per share to $10.79 per share, with a total of 63.9 million options outstanding at December 31, 2006.

The Company's stock option plans provide employees and directors who hold stock options with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option's exercise price and the approximate share price at the time of surrender. The cash payment alternative is expected to result in reduced shareholder dilution in the future as it is anticipated that most holders of the stock options (now and in the future) will elect to take a cash payment. Such cash payments made by the Company to stock option holders are deductible by the Company for income tax purposes, making these plans more cost-effective.

Since the introduction of the cash feature, approximately 97% of options that have been exercised have been exercised for cash, resulting in reduced dilution of shares.

Additional stock-based compensation expense or recoveries in future periods is dependent on the movement of the Company's share price and the number of outstanding options and cash units.

Income Taxes

The Company's effective tax rate for 2006, after deducting Petroleum Revenue Tax (PRT), was 47%, compared to 45% in 2005. A number of events in the past two years have affected the Company's effective tax rates, including tax rate increases in the UK, tax rate reductions in Canada and acquisitions of producing assets in Norway in 2005.

Effective Income Tax Rate

(millions of dollars)	2006	2005
Income from continuing operations before tax	3,046	2,643
Less PRT		
Current	256	147
Future	34	37
	290	184
	2,756	2,459
Income tax expense/(recovery)		
Current	752	978
Future	552	127
	1,304	1,105
Effective income tax rate (%)	47	45

In 2006, future tax expense increased $425 million to $552 million, as the Company recorded a $325 million charge related to the income tax rate increase on petroleum profits from 40 to 50% in the UK, partially offset by a recovery of future taxes of $178 million related to Canadian federal and provincial tax rate reductions and $34 million in the UK related to the deferral of 2005 capital expenditure claims to 2006 and 2007 for tax purposes.

A normalized effective tax rate after removing the impact of the UK and Canadian tax rate changes and the tax on unrealized foreign exchange gains on foreign denominated debt would have been 44% in 2006 and 43% in 2005. The increase in the 2006 effective tax rate results, in part, from a higher tax rate in the UK. Foreign exchange rate fluctuations over the past several years have resulted in taxes on gains related to inter-company loans and non-C$ denominated debt, for which there is no corresponding component of the unrealized gain reflected in income before taxes.

Current income tax expense decreased to $752 million in 2006, due primarily to higher capital allowances in the UK and lower US charges due to reduced natural gas prices.

The UK government levies PRT on North Sea fields that received development approval before April 1993, based on gross profit after allowable deductions, including capital and operating expenditures. PRT, which is deductible for purposes of calculating corporate income tax, increased as a result of both higher prices and volumes on fields in the UK subject to PRT. In addition to the UK, PRT is levied in Australia and other countries where $66 million and $16 million, respectively, were recorded during 2006.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate
      & Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

xx-07

<u>Forward-Looking Statements</u>

This news release contains statements that constitute forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: estimates of future sales, future production and production per share; business plans for drilling, exploration and development; the estimated amounts and timing of capital expenditures; the estimated timing of development, including new production; business strategy and plans or budgets; outlook for oil and gas prices; ongoing asset dispositions and share re-purchases planned for 2007; royalty rates and exchange rates; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this news release may be deemed to be forward-looking statements as they involve the implied assessment that the reserves described can be profitably produced in the future, based on certain estimates and assumptions.

Often, but not always, forward-looking statements use words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled" , "positioned", "goal" , "objective" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss future business plans for drilling, exploration and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic. For the purposes of preparing this document, Talisman assumed a US$65.00/bbl West Texas Intermediate oil price, a US$7.50/mmbtu New York Mercantile Exchange natural gas price, a US$/Canadian$ exchange rate of $0.90 and a Canadian$/British £ rate of 2.05.

Forecasted production volumes are based on the mid-point of the estimated production range. Statements regarding estimated future production and production growth, as well as estimated financial results that are derived from or depend upon future production estimates (such as cash provided by operating activities) incorporate the estimated impact of the sale of the Company's indirect Syncrude interest which was completed on January 2, 2007, the anticipated completion of the UK Brae asset sale and the non-core asset disposition program in Canada. The completion of any contemplated asset disposition is contingent on various factors including favorable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions. The amount of taxes and cash payments made upon surrender of existing stock options is inherently difficult to predict.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand, including unpredictable facilities outages;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves estimates, reserves life and underlying reservoir risk ;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays (due, for example, to harsh weather conditions) or changes in plans with respect to exploration or development projects or capital expenditures;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- the outcome and effects of completed acquisitions, as well as any future acquisitions or dispositions;
- the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- competitive actions of other companies, including increased competition from other oil and gas companies or companies providing alternative sources of energy;
- changes in general economic and business conditions;
- the effect of acts of, or actions against, international terrorism;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- results of the Company's risk mitigation strategies, including insurance and any hedging programs; and
- the Company's ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the headings "Management's Discussion and Analysis – Risks and Uncertainties" and "Outlook for 2006" and elsewhere in the Company's 2005 Annual Report Financial Review. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman's net proved reserves have been calculated using the standards contained in Regulation S-X of the US Securities and Exchange Commission. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Probable reserves which Talisman also discloses voluntarily have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress. In this news release, Talisman's estimates of proved reserves and probable reserves are based on the same price assumptions. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. All reserves data in this news release reflects Talisman's estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this news release.

Throughout this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Throughout this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts.

The reserves life index of 9.5 years for proved reserves was calculated by dividing the year end proved reserves by the Company's 2006 conventional production. The reserves life index of 15.2 years for proved and probable reserves was calculated by dividing the year end proved and probable reserves by the Company's 2006 conventional production.

The Company's management uses reserves replacement ratios, as described above, as an indicator of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Any probable reserves, contingent and prospective resources and the calculations with respect thereto included in this news release do not meet the SEC's standards for inclusion in documents filed with the SEC.

Notwithstanding that Talisman is not required to disclose contingent and prospective resources, it has done so using the definition for contingent and prospective resources set out by the Society of Petroleum Engineers / World Petroleum Congress ("SPE/WPC"). There is essentially no material difference between the SPE/WPC definitions for contingent and prospective resources and the definitions set out in the Canadian Oil and Gas Handbook.

Contingent resources are those quantities of oil and/or gas which are estimated, on a given date, to be potentially recoverable from known accumulations, but which are not currently considered to be commercially recoverable.

Prospective resources are those quantities of oil and/or gas which are estimated, on a given date, to be potentially recoverable from undiscovered accumulations. There is no certainty that prospective resources will be discovered. Talisman's estimate for its international exploration portfolio, including Alaska and the Northwest Territories, of 5 billion boe of prospective resources, is calculated on the basis of the P50 estimate of such prospective resources without reduction for the probability of exploration success or failure.

Non-GAAP measures

This news release includes references to financial measures commonly used in the oil and gas industry such as cash flow, cash flow per share and earnings from operations. These terms are not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman's reported results of cash flow, cash flow per share and earnings from operations may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, is captioned as funds from operating activities on the Company's cash flow statement and represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies with different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period.

Earnings from continuing operations is calculated by adjusting the Company's net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. This term is not defined by GAAP in either Canada or the U.S. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods.

Talisman Energy Inc.
Highlights(4)
(unaudited)

	Three months ended December 31		Years ended December 31	
	2006	2005	**2006**	2005
Financial				
(millions of Canadian dollars unless otherwise stated)				
Cash flow	**1,126**	1,468	**4,748**	4,672
Net income	**598**	533	**2,005**	1,561
Exploration and development expenditures	**1,320**	980	**4,578**	3,179
Per common share (Canadian dollars)				
Cash flow	**1.04**	1.34	**4.35**	4.23
Net income	**0.55**	0.48	**1.84**	1.41
Production				
(daily average)				
Oil and liquids (bbls/d)				
North America	**47,054**	54,254	**49,846**	53,611
United Kingdom[1]	**102,064**	120,922	**102,742**	107,020
Scandinavia[1]	**32,677**	38,996	**32,474**	25,696
Southeast Asia[1]	**51,953**	49,111	**51,582**	35,476
Other[1]	**20,733**	25,902	**21,559**	25,488
Synthetic oil	**4,027**	2,854	**3,431**	2,693
Total oil and liquids	**258,508**	292,039	**261,634**	249,984
Natural gas (mmcf/d)				
North America	**942**	907	**910**	915
United Kingdom[2]	**118**	138	**126**	111
Scandinavia	**16**	13	**14**	9
Southeast Asia	**288**	286	**292**	284
Total natural gas	**1,364**	1,344	**1,342**	1,319
Total mboe/d	**486**	516	**485**	470
Prices [3]				
Oil and liquids ($/bbl)				
North America	**50.90**	54.84	**56.73**	52.62
United Kingdom	**67.40**	66.24	**72.11**	64.07
Scandinavia	**69.14**	67.43	**73.79**	67.72
Southeast Asia	**67.21**	68.30	**74.62**	68.79
Other	**66.78**	66.26	**71.65**	65.40
Crude oil and natural gas liquids	**64.48**	64.62	**69.82**	62.78
Synthetic oil	**66.93**	71.42	**68.52**	69.88
Total oil and liquids	**64.52**	64.68	**69.80**	62.86
Natural gas ($/mcf)				
North America	**6.94**	12.25	**7.12**	9.05
United Kingdom	**7.52**	8.76	**8.50**	7.30
Scandinavia	**4.60**	3.80	**4.92**	4.30
Southeast Asia	**5.75**	6.72	**6.95**	6.40
Total natural gas	**6.72**	10.63	**7.20**	8.30
Total ($/boe) (includes synthetic)	**53.18**	64.30	**57.53**	56.74

(1) Includes oil volumes produced into inventory for the year ended December 31, 2006 of 1,896 bbls/d, 500 bbls/d, 825 bbls/d and 936 bbls/d in the UK, Scandinavia, Southeast Asia, and Other, respectively, and for the year ended December 31, 2005 of 2,308 bbls/d, 1,362 bbls/d, 1,055 bbls/d and 1,242 bbls/d in the UK, Scandinavia, Southeast Asia and Other respectively.

(2) Includes gas acquired for injection and subsequent resale of 18 mmcf/d and 15 mmcf/d for the years 2006 and 2005, respectively.

(3) Prices are before hedging.

(4) Includes continuing and discontinued operations

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

(millions of C$)	Three months ended December 31 2006	2005	Years ended December 31 2006	2005
		(restated -		(restated -
Revenue		see note 1)		see note 1)
Gross sales	**2,195**	2,682	**9,362**	8,888
Hedging (gain) loss	**(23)**	20	**(66)**	77
Gross sales, net of hedging	**2,218**	2,662	**9,428**	8,811
Less royalties	**352**	463	**1,603**	1,516
Net sales	**1,866**	2,199	**7,825**	7,295
Other	**35**	28	**119**	112
Total revenue	**1,901**	2,227	**7,944**	7,407
Expenses				
Operating	**424**	380	**1,651**	1,338
Transportation	**53**	54	**207**	185
General and administrative	**70**	58	**233**	201
Depreciation, depletion and amortization	**519**	467	**2,005**	1,689
Dry hole	**176**	77	**296**	241
Exploration	**111**	96	**318**	275
Interest on long-term debt	**43**	42	**166**	163
Stock-based compensation	**98**	121	**51**	633
Other	**(98)**	30	**(29)**	39
Total expenses	**1,396**	1,325	**4,898**	4,764
Income from continuing operations before taxes	**505**	902	**3,046**	2,643
Taxes				
Current income tax	**106**	288	**752**	978
Future income tax (recovery)	**(9)**	90	**552**	127
Petroleum revenue tax	**59**	61	**290**	184
	156	439	**1,594**	1,289
Net income from continuing operations	**349**	463	**1,452**	1,354
Net income from discontinued operations (note 1)	**249**	70	**553**	207
Net income	**598**	533	**2,005**	1,561
Per common share (C$)				
Net income from continuing operations	**0.32**	0.42	**1.33**	1.23
Diluted net income from continuing operations	**0.32**	0.41	**1.29**	1.20
Net income from discontinued operations	**0.23**	0.06	**0.51**	0.18
Diluted net income from discontinued operations	**0.22**	0.06	**0.50**	0.18
Net income	**0.55**	0.48	**1.84**	1.41
Diluted net income	**0.54**	0.47	**1.79**	1.38
Average number of common shares outstanding (millions)	**1,078**	1,099	**1,092**	1,104
Diluted number of common shares outstanding (millions)	**1,106**	1,128	**1,122**	1,131

See accompanying notes

Consolidated Statements of Retained Earnings
(unaudited)

(millions of C$)	Three months ended December 31 2006	2005	Years ended December 31 2006	2005
Retained earnings, beginning of period	**4,502**	2,894	**3,316**	2,170
Net income	**598**	533	**2,005**	1,561
Common share dividends	**(81)**	(63)	**(163)**	(125)
Purchase of common shares	**(434)**	(48)	**(573)**	(290)
Retained earnings, end of period	**4,585**	3,316	**4,585**	3,316

See accompanying notes

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

December 31 (millions of C$)	2006	2005
Assets		(restated)
Current		(note 1)
Cash and cash equivalents	**103**	145
Accounts receivable	**1,136**	1,219
Inventories	**368**	170
Prepaid expenses	**25**	20
Assets of discontinued operations	**443**	793
	2,075	2,347
Accrued employee pension benefit asset	**50**	57
Other assets	**102**	74
Goodwill	**1,543**	1,434
Property, plant and equipment	**17,691**	14,196
Assets of discontinued operations (note 1)	**-**	246
	19,386	16,007
Total assets	**21,461**	18,354
Liabilities		
Current		
Bank indebtedness	**39**	15
Accounts payable and accrued liabilities	**2,477**	2,336
Income and other taxes payable	**412**	649
Liabilities of discontinued operations (note 1)	**235**	238
	3,163	3,238
Deferred credits	**59**	74
Asset retirement obligations	**1,865**	1,223
Other long-term obligations	**157**	216
Long-term debt	**4,560**	4,263
Future income taxes	**4,350**	3,367
Liabilities of discontinued operations (note 1)	**-**	178
	10,991	9,321
Non-controlling interest	**-**	66
Contingencies and commitments		
Shareholders' equity		
Common shares	**2,533**	2,609
Contributed surplus	**67**	69
Cumulative foreign currency translation	**122**	(265)
Retained earnings	**4,585**	3,316
	7,307	5,729
Total liabilities and shareholders' equity	**21,461**	18,354

See accompanying notes

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

(millions of C$)	Three months ended December 31		Years ended December 31	
	2006	2005	**2006**	2005
		(restated - see note 1)		(restated - see note 1)
Operating				
Net income from continuing operations	**349**	463	**1,452**	1,354
Items not involving cash	**673**	775	**2,690**	2,631
Exploration	**111**	96	**318**	275
	1,133	1,334	**4,460**	4,260
Changes in non-cash working capital	**(138)**	231	**(374)**	199
Cash provided by continuing operations	**995**	1,565	**4,086**	4,459
Cash (used in) provided by discontinued operations	**(7)**	134	**288**	412
Cash provided by operating activities	**988**	1,699	**4,374**	4,871
Investing				
Corporate acquisitions	**-**	(2,549)	**(66)**	(2,549)
Capital expenditures				
Exploration, development and corporate	**(1,321)**	(974)	**(4,576)**	(3,159)
Acquisitions	**(195)**	277	**(201)**	(260)
Proceeds of resource property dispositions	**110**	6	**112**	17
Changes in non-cash working capital	**190**	136	**246**	138
Discontinued operations	**382**	(298)	**715**	(331)
Cash used in investing activities	**(834)**	(3,402)	**(3,770)**	(6,144)
Financing				
Long-term debt repaid	**(1,020)**	(285)	**(4,570)**	(1,294)
Long-term debt issued	**1,399**	1,848	**4,786**	3,129
Common shares purchased	**(499)**	(55)	**(656)**	(352)
Common share dividends	**(81)**	(63)	**(163)**	(125)
Deferred credits and other	**(23)**	(12)	**(77)**	(9)
Changes in non-cash working capital	**-**	-	**-**	(3)
Cash (used in) provided by financing activities	**(224)**	1,433	**(680)**	1,346
Effect of translation on foreign currency cash and cash equivalents	**-**	25	**10**	19
Net increase (decrease) in cash and cash equivalents	**(70)**	(245)	**(66)**	92
Cash and cash equivalents, net of bank indebtedness, beginning of period	**134**	375	**130**	38
Cash and cash equivalents, net of bank indebtedness, end of period	**64**	130	**64**	130

See accompanying notes.

ABBREVIATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.

1. DISCONTINUED OPERATIONS

United Kingdom

During the second quarter of 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in the UK for proceeds of $392 million. Operating results are included in net income from discontinued operations and the related assets and liabilities are reported as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. A gain on disposition of assets of $209 million, net of tax ($nil), has been recorded in net income from discontinued operations.

During the fourth quarter of 2006, Talisman entered into an agreement to dispose of additional non-core oil and gas properties for consideration of US$550 million with an effective date of January 1, 2007. Completion is expected in the fourth quarter of 2007. The proceeds of sale will be adjusted for net cash flow from the properties from January 1, 2007 until closing. The proceeds and gain on sale will be impacted by the timing of closing, foreign exchange rate movements, closing costs, interest on the sales proceeds, oil and gas prices, production volumes together with operating results during the period to closing.

North America

During 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million. Operating results are included in net income from discontinued operations and the related assets and liabilities are reported as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. A gain on disposition of assets of $147 million, net of tax ($61 million), has been recorded in net income from discontinued operations.

Also during 2006, Talisman announced its intention to sell all of its oil sands assets, comprised of a 1.25% indirect interest in Syncrude Canada and interests in undeveloped leases. Operating results from the Syncrude Canada interest are included in net income from discontinued operations and the related assets and liabilities are reported as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. The sale of Talisman's indirect interest in Syncrude Canada closed subsequent to year-end for total proceeds of $477 million, consisting of cash of $234 million, net of adjustments, and 8,189,655 units of Canadian Oil Sands Trust. The resulting gain of approximately $236 million, net of tax ($73 million), will be recorded in 2007 as part of discontinued operations. The Company is required to hold the Canadian Oil Sands Trust units for a minimum of four months.

During the fourth quarter of 2006, Talisman announced plans to sell additional oil and gas producing assets in Western Canada. These assets are not included in the results of discontinued operations as at December 31, 2006 but are expected to be reclassified in 2007.

During 2006, the Company completed the sale of a royalty interest in an undeveloped lease for a gain of $76 million, net of tax ($32 million), which has been recorded in continuing operations.

Details on results of discontinued operations are presented in the tables below. Comparative periods for both North America and UK segments have been restated.

	As at December 31, 2006			As at December 31, 2005		
	North America	United Kingdom	Total	North America	United Kingdom	Total
Assets						
Current assets	7	30	37	22	70	92
Property, plant and equipment, net	150	213	363	324	553	877
Goodwill	14	29	43	21	49	70
Total assets[1]	**171**	**272**	**443**	367	672	1,039
Liabilities						
Current liabilities	2	53	55	5	42	47
Asset retirement obligations	1	78	79	17	80	97
Future income taxes	-	22	22	-	166	166
Other long-term obligations	1	78	79	1	105	106
Total liabilities[1]	**4**	**231**	**235**	23	393	416
Net assets of discontinued operations	**167**	**41**	**208**	**344**	**279**	**623**

1 In 2005, assets of $246 million and liabilities of $178 million have been classified as long term as the sale of the properties related to these assets and liabilities is expected to close later in 2007.

| | For the 3 months ended December 31 | | | | | |
| | North America | | United Kingdom | | Total | |
	2006	2005	**2006**	2005	**2006**	2005
Revenue						
Gross sales	**25**	62	**103**	169	**128**	231
Royalties	**6**	10	**4**	15	**10**	25
Revenues, net of royalties	**19**	52	**99**	154	**118**	206
Expenses						
Operating, marketing and general	**7**	17	**19**	25	**26**	42
Interest [1]	**-**	1	**-**	2	**-**	3
Depreciation, depletion and amortization	**-**	9	**15**	35	**15**	44
Income from discontinued operations before income taxes	**12**	25	**65**	92	**77**	117
Taxes	**3**	9	**34**	38	**37**	47
Gain on disposition, net of tax	**-**	-	**209**	-	**209**	-
Net income from discontinued operations	**9**	16	**240**	54	**249**	70

| | For the 12 months ended December 31 | | | | | |
| | North America | | United Kingdom | | Total | |
	2006	2005	**2006**	2005	**2006**	2005
Revenue						
Gross sales	**156**	218	**570**	499	**726**	717
Royalties	**26**	33	**42**	45	**68**	78
Revenues, net of royalties	**130**	185	**528**	454	**658**	639
Expenses						
Operating, marketing and general	**48**	55	**85**	86	**133**	141
Interest [1]	**7**	1	**11**	2	**18**	3
Depreciation, depletion and amortization	**20**	38	**101**	116	**121**	154
Income from discontinued operations before income taxes	**55**	91	**331**	250	**386**	341
Taxes	**16**	31	**173**	103	**189**	134
Gain on disposition, net of tax	**147**	-	**209**	-	**356**	-
Net income from discontinued operations	**186**	60	**367**	147	**553**	207

1 Interest has been allocated to discontinued operations calculated on the portion of the Acquisition Credit Facility that was required to be repaid with proceeds from property dispositions.

2. Selected Cash Flow Information

	Three months ended December 31		Years ended December 31	
	2006	2005	**2006**	2005
Items not involving cash				
Depreciation, depletion and amortization	**519**	467	**2,005**	1,689
Property impairments	**-**	6	**-**	31
Dry hole	**176**	77	**296**	241
Net gain on asset disposals	**(105)**	(1)	**(106)**	(3)
Stock-based compensation (recovery)	**79**	91	**(108)**	480
Future taxes and deferred petroleum revenue tax	**11**	118	**586**	165
Other	**(7)**	17	**17**	28
Items not involving cash	**673**	775	**2,690**	2,631

3. Segmented Information

(millions of Canadian dollars)	North America (1) Three months ended December 31 2006	2005	Years ended December 31 2006	2005	United Kingdom (2) Three months ended December 31 2006	2005	Years ended December 31 2006	2005	Scandinavia (3) Three months ended December 31 2006	2005	Years ended December 31 2006	2005
Revenue												
Gross sales	**822**	1,255	**3,332**	3,911	**558**	630	**2,476**	2,258	**200**	211	**890**	614
Hedging (gain) loss	**(25)**	21	**(86)**	78	**2**	(1)	**20**	(1)	**-**	-	**-**	-
Royalties	**147**	251	**632**	783	**-**	3	**5**	10	**1**	-	**4**	-
Net sales	**700**	983	**2,786**	3,050	**556**	628	**2,451**	2,249	**199**	211	**886**	614
Other	**24**	14	**78**	76	**6**	13	**28**	35	**3**	-	**11**	-
Total revenue	**724**	997	**2,864**	3,126	**562**	641	**2,479**	2,284	**202**	211	**897**	614
Segmented expenses												
Operating	**134**	116	**505**	422	**176**	166	**690**	614	**57**	61	**259**	180
Transportation	**17**	23	**73**	75	**16**	14	**54**	43	**7**	5	**27**	15
DD&A	**268**	234	**1,024**	908	**114**	115	**440**	397	**61**	55	**248**	157
Dry hole	**84**	47	**135**	122	**11**	-	**26**	38	**1**	15	**11**	15
Exploration	**46**	41	**168**	143	**10**	9	**25**	29	**12**	10	**30**	24
Other	**(103)**	(2)	**(108)**	(14)	**10**	15	**33**	54	**(1)**	(1)	**-**	-
Total segmented expenses	**446**	459	**1,797**	1,656	**337**	319	**1,268**	1,175	**137**	145	**575**	391
Segmented income before taxes	**278**	538	**1,067**	1,470	**225**	322	**1,211**	1,109	**65**	66	**322**	223
Non-segmented expenses												
General and administrative												
Interest												
Stock-based compensation												
Currency translation												
Total non-segmented expenses												
Income from continuing operations before taxes												
Capital expenditures												
Exploration	**207**	230	**1,080**	707	**30**	31	**138**	129	**25**	19	**102**	36
Development	**379**	252	**1,166**	844	**312**	239	**1,070**	746	**93**	9	**230**	109
Midstream	**56**	42	**174**	72	**-**	-	**-**	-	**-**	-	**-**	-
Exploration and development	**642**	524	**2,420**	1,623	**342**	270	**1,208**	875	**118**	28	**332**	145
Property acquisitions												
Midstream acquisitions												
Proceeds on dispositions												
Other non-segmented												
Net capital expenditures (6)												
Property, plant and equipment			**7,957**	6,730			**6,131**	4,112			**1,558**	1,407
Goodwill			**269**	270			**450**	394			**697**	643
Other			**694**	652			**479**	384			**139**	169
Discontinued operations			**171**	367			**272**	672			**-**	-
Segmented assets			**9,091**	8,019			**7,332**	5,562			**2,394**	2,219
Non-segmented assets												
Total assets (7)												

(1) North America

	2006	2005	2006	2005
Canada	**657**	886	**2,611**	2,780
US	**67**	111	**253**	346
Total revenue	**724**	997	**2,864**	3,126
Canada			**7,510**	6,227
US			**447**	503
Property, plant and equipment (7)			**7,957**	6,730

(3) Scandinavia

	2006	2005	2006	2005
Norway	**188**	201	**819**	604
Denmark	**14**	10	**78**	10
Total revenue	**202**	211	**897**	614
Norway			**1,321**	1,149
Denmark			**237**	258
Property, plant and equipment (7)			**1,558**	1,407

(2) United Kingdom

	2006	2005	2006	2005
United Kingdom	**540**	623	**2,406**	2,228
Netherlands	**22**	18	**73**	56
Total revenue	**562**	641	**2,479**	2,284
United Kingdom			**6,081**	4,067
Netherlands			**50**	45
Property, plant and equipment (7)			**6,131**	4,112

(6) Excludes corporate acquisitions.
(7) Current year and prior year represent balances as at December 31.

Southeast Asia(4)				Other (5)				Total			
Three months ended December 31		Years ended December 31		Three months ended December 31		Years ended December 31		Three months ended December 31		Years ended December 31	
2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
471	459	2,125	1,527	144	127	539	578	2,195	2,682	9,362	8,888
-	-	-	-	-	-	-	-	(23)	20	(66)	77
151	174	797	553	53	35	165	170	352	463	1,603	1,516
320	285	1,328	974	91	92	374	408	1,866	2,199	7,825	7,295
2	1	2	1	-	-	-	-	35	28	119	112
322	286	1,330	975	91	92	374	408	1,901	2,227	7,944	7,407
42	29	161	87	15	8	36	35	424	380	1,651	1,338
11	10	46	43	2	2	7	9	53	54	207	185
57	45	224	144	19	18	69	83	519	467	2,005	1,689
15	4	15	11	65	11	109	55	176	77	296	241
7	20	22	40	36	16	73	39	111	96	318	275
(1)	1	9	1	2	5	12	5	(93)	18	(54)	46
131	109	477	326	139	60	306	226	1,190	1,092	4,423	3,774
191	177	853	649	(48)	32	68	182	711	1,135	3,521	3,633
								70	58	233	201
								43	42	166	163
								98	121	51	633
								(5)	12	25	(7)
								206	233	475	990
								505	902	3,046	2,643
42	32	72	74	68	46	161	138	372	358	1,553	1,084
65	45	259	231	33	21	88	46	882	566	2,813	1,976
-	-	-	-	-	-	-	-	56	42	174	72
107	77	331	305	101	67	249	184	1,310	966	4,540	3,132
								192	3	204	536
								-	-	-	-
								(111)	(7)	(119)	(22)
								11	9	36	28
								1,402	971	4,661	3,674
		1,561	1,465			484	482			17,691	14,196
		123	123			4	4			1,543	1,434
		351	348			71	75			1,734	1,628
		-	-			-	-			443	1,039
		2,035	1,936			559	561			21,411	18,297
										50	57
										21,461	18,354

(4) Southeast Asia

	2006	2005	2006	2005
Indonesia	127	(62)	558	408
Malaysia	132	333	551	539
Vietnam	5	15	30	28
Australia	58	-	191	-
Total revenue	322	286	1,330	975
Indonesia			417	371
Malaysia			879	818
Vietnam			54	23
Australia			211	253
Property, plant and equipment (7)			1,561	1,465

(5) Other

	2006	2005	2006	2005
Trinidad & Tobago	27	(17)	186	194
Algeria	61	109	174	214
Tunisia	3	-	14	-
Total revenue	91	92	374	408
Trinidad & Tobago			246	275
Algeria			199	162
Tunisia			15	15
Other			24	30
Property, plant and equipment (7)			484	482

Talisman Energy Inc.
Product Netbacks
(unaudited)

(C$ - production before royalties)		Three months ended December 31				Twelve months ended December 31			
		2006	2005	2006	2005	2006	2005	2006	2005
		Oil and liquids ($/bbl)		Natural gas ($/mcf)		Oil and liquids ($/bbl)		Natural gas ($/mcf)	
North America	Sales price	**50.90**	54.84	**6.94**	12.25	**56.73**	52.62	**7.12**	9.05
	Hedging (gain) loss	**-**	4.28	**(0.28)**	-	**-**	3.99	**(0.26)**	-
	Royalties	**10.20**	10.69	**1.20**	2.46	**11.91**	10.79	**1.30**	1.80
	Transportation	**0.58**	0.51	**0.17**	0.23	**0.57**	0.50	**0.19**	0.19
	Operating costs	**9.33**	8.33	**1.05**	0.95	**8.57**	7.24	**1.07**	0.90
		30.79	31.03	**4.80**	8.61	**35.68**	30.10	**4.82**	6.16
United Kingdom	Sales price	**67.40**	66.24	**7.52**	8.76	**72.11**	64.07	**8.50**	7.30
	Hedging (gain) loss	**0.12**	(0.09)	**-**	-	**0.52**	(0.03)	**-**	-
	Royalties	**0.50**	1.07	**0.07**	0.52	**0.74**	0.87	**0.46**	0.53
	Transportation	**1.58**	1.26	**0.37**	0.40	**1.52**	1.21	**0.33**	0.42
	Operating costs	**21.38**	16.38	**0.84**	1.11	**19.83**	16.67	**0.71**	0.91
		43.82	47.62	**6.24**	6.73	**49.50**	45.35	**7.00**	5.44
Scandinavia	Sales price	**69.14**	67.43	**4.60**	3.80	**73.79**	67.72	**4.92**	4.30
	Royalties	**0.24**	0.14	**-**	-	**0.33**	0.05	**-**	-
	Transportation	**1.82**	1.28	**1.14**	0.43	**1.80**	1.11	**1.10**	1.48
	Operating costs	**21.34**	19.28	**-**	-	**22.42**	18.98	**-**	-
		45.74	46.73	**3.46**	3.37	**49.24**	47.58	**3.82**	2.82
Southeast Asia	Sales price	**67.21**	68.30	**5.75**	6.72	**74.62**	68.79	**6.95**	6.40
	Royalties	**25.02**	27.27	**1.30**	1.98	**32.36**	27.28	**1.86**	1.95
	Transportation	**0.35**	(0.12)	**0.35**	0.43	**0.27**	0.09	**0.38**	0.41
	Operating costs	**6.19**	5.04	**0.43**	0.30	**6.63**	4.48	**0.36**	0.30
		35.65	36.11	**3.67**	4.01	**35.36**	36.94	**4.35**	3.74
Other	Sales price	**66.78**	66.26	**-**	-	**71.65**	65.40	**-**	-
	Royalties	**23.93**	19.05	**-**	-	**22.41**	19.41	**-**	-
	Transportation	**1.09**	0.96	**-**	-	**0.94**	1.00	**-**	-
	Operating costs	**7.44**	3.97	**-**	-	**4.99**	3.89	**-**	-
		34.32	42.28	**-**	-	**43.31**	41.10	**-**	-
Total Company	Sales price	**64.48**	64.62	**6.72**	10.63	**69.82**	62.78	**7.20**	8.30
	Hedging (gain) loss	**0.05**	0.77	**(0.19)**	-	**0.21**	0.85	**(0.17)**	-
	Royalties	**9.18**	8.81	**1.11**	2.14	**10.97**	8.64	**1.33**	1.71
	Transportation	**1.14**	0.86	**0.24**	0.29	**1.07**	0.86	**0.25**	0.27
	Operating costs	**14.91**	12.25	**0.89**	0.82	**14.11**	11.81	**0.87**	0.76
		39.20	41.93	**4.67**	7.38	**43.46**	40.62	**4.92**	5.56

Unit operating costs include pipeline operations for the United Kingdom.
Netbacks do not include synthetic oil.

	Three months ended December 31		Twelve months ended December 31	
	2006	2005	**2006**	2005
Oil and liquids (bbls/d)				
North America	**37,627**	43,676	**39,382**	42,613
United Kingdom	**101,306**	118,972	**101,682**	105,582
Scandinavia	**32,561**	38,916	**32,327**	25,676
Southeast Asia	**32,611**	29,505	**29,211**	21,406
Other	**13,303**	18,533	**14,816**	17,994
Synthetic oil (Canada)	**3,244**	2,743	**2,979**	2,587
Total oil and liquids	**220,652**	252,345	**220,397**	215,858
Natural gas (mmcf/d)				
North America	**779**	725	**744**	733
United Kingdom	**117**	129	**119**	103
Scandinavia	**16**	13	**14**	9
Southeast Asia	**223**	202	**214**	198
Total natural gas	**1,135**	1,069	**1,091**	1,043
Total mboe/d	**410**	430	**402**	390

(1) Information provided per US reporting practice of calculating production after deduction of royalty volumes.

Talisman Energy Inc.
Product Netbacks (1)
(unaudited)

(US$ - production net of royalties)		Three months ended December 31 2006	Three months ended December 31 2005 (2)	Twelve months ended December 31 2006	Twelve months ended December 31 2005 (2)
North America	Oil and liquids (US$/bbl)				
	Sales price	**44.66**	46.75	**50.06**	43.55
	Hedging loss	**-**	4.53	**-**	4.16
	Transportation	**0.64**	0.54	**0.64**	0.52
	Operating costs	**10.26**	8.82	**9.57**	7.54
		33.76	32.86	**39.85**	31.33
	Natural gas (US$/mcf)				
	Sales price	**6.08**	10.44	**6.27**	7.51
	Hedging (gain)	**(0.30)**	-	**(0.28)**	-
	Transportation	**0.18**	0.25	**0.20**	0.20
	Operating costs	**1.11**	1.02	**1.15**	0.93
		5.09	9.17	**5.20**	6.38
United Kingdom	Oil and liquids (US$/bbl)				
	Sales price	**59.10**	56.49	**63.48**	53.10
	Hedging loss	**0.10**	(0.08)	**0.47**	(0.02)
	Transportation	**1.40**	1.10	**1.35**	1.01
	Operating costs	**18.92**	14.23	**17.66**	13.99
		38.68	41.24	**44.00**	38.12
	Natural gas (US$/mcf)				
	Sales price	**6.60**	7.48	**7.47**	6.06
	Transportation	**0.33**	0.36	**0.31**	0.37
	Operating costs	**0.75**	1.00	**0.66**	0.82
		5.52	6.12	**6.50**	4.87
Scandinavia	Oil and liquids (US$/bbl)				
	Sales price	**60.66**	57.51	**64.94**	56.41
	Transportation	**1.60**	1.09	**1.59**	0.93
	Operating costs	**18.78**	16.50	**19.86**	15.78
		40.28	39.92	**43.49**	39.70
	Natural gas (US$/mcf)				
	Sales price	**4.03**	3.25	**4.34**	3.57
	Transportation	**1.02**	0.36	**0.97**	1.21
		3.01	2.89	**3.37**	2.36
Southeast Asia	Oil and liquids (US$/bbl)				
	Sales price	**59.00**	58.25	**65.84**	57.24
	Transportation	**0.50**	(0.16)	**0.42**	0.12
	Operating costs	**8.77**	7.16	**10.33**	6.18
		49.73	51.25	**55.09**	50.94
	Natural gas (US$/mcf)				
	Sales price	**5.05**	5.73	**6.13**	5.29
	Transportation	**0.40**	0.52	**0.46**	0.49
	Operating costs	**0.50**	0.37	**0.44**	0.35
		4.15	4.84	**5.23**	4.45
Other	Oil (US$/bbl)				
	Sales price	**58.65**	56.51	**62.94**	54.10
	Transportation	**1.49**	1.15	**1.20**	1.17
	Operating costs	**10.08**	4.75	**6.37**	4.58
		47.08	50.61	**55.37**	48.35
Total Company	Oil and liquids (US$/bbl)				
	Sales price	**56.57**	55.10	**61.50**	52.07
	Hedging loss	**0.05**	0.76	**0.22**	0.82
	Transportation	**1.17**	0.85	**1.12**	0.83
	Operating costs	**15.35**	12.12	**14.77**	11.36
		40.00	41.37	**45.39**	39.06
	Natural gas (US$/mcf)				
	Sales price	**5.89**	9.07	**6.33**	6.89
	Hedging (gain)	**(0.21)**	-	**(0.19)**	-
	Transportation	**0.25**	0.32	**0.27**	0.28
	Operating costs	**0.94**	0.88	**0.94**	0.80
		4.91	7.87	**5.31**	5.81

(1) Per US reporting practice, netbacks calculated using US$ and production after deduction of royalty volumes.
(2) Unit operating costs include pipeline operations for the UK.

Continuity of Net Proved Reserves [1]

	North America [2]	United Kingdom [3]	Scandinavia [4]	Southeast Asia [5]	Other [6]	Total
Crude Oil and Liquids (mmbbls)						
Total proved						
Proved reserves at December 31, 2003	158.4	240.8	14.2	52.5	34.7	500.6
Discoveries, additions and extensions	14.0	29.7	-	2.0	8.1	53.8
Purchase of reserves	0.2	34.0	-	0.9	-	35.1
Sale of reserves	(2.1)	(3.3)	-	-	-	(5.4)
Net revisions and transfers	(2.5)	26.8	(2.8)	(1.3)	(6.9)	13.3
2004 Production	(15.8)	(42.1)	(2.2)	(7.9)	(3.1)	(71.1)
Proved reserves at December 31, 2004	152.2	285.9	9.2	46.2	32.8	526.3
Discoveries, additions and extensions	10.6	42.3	2.1	16.4	3.8	75.2
Purchase of reserves	0.1	32.8	41.9	17.0	0.7	92.5
Sale of reserves	-	-	(0.9)	-	-	(0.9)
Net revisions and transfers	(5.2)	30.1	1.6	(16.0)	1.1	11.6
2005 Production	(15.5)	(38.6)	(9.3)	(7.7)	(6.6)	(77.7)
Proved Reserves at December 31, 2005	142.2	352.5	44.6	55.9	31.8	627.0
Discoveries, additions and extensions	8.4	28.7	28.6	(2.9)	7.3	70.1
Purchase of reserves	-	26.2	-	-	-	26.2
Sale of reserves	(7.3)	(6.8)	-	-	-	(14.1)
Net revisions and transfers	9.3	14.3	0.4	11.6	(0.3)	35.3
2006 Production	(14.3)	(37.1)	(11.8)	(10.7)	(5.4)	(79.3)
Proved Reserves at December 31, 2006	138.3	377.8	61.8	53.9	33.4	665.2
Proved Developed						
December 31, 2003	155.4	207.9	3.9	18.6	14.6	400.4
December 31, 2004	142.6	247.6	4.7	19.2	27.0	441.1
December 31, 2005	132.0	274.2	34.8	35.8	22.3	499.1
December 31, 2006	130.1	252.9	25.6	36.9	25.8	471.3
Natural Gas (bcf)						
Total proved						
Proved reserves at December 31, 2003	2,080.7	222.2	13.4	986.7	211.0	3,514.0
Discoveries, additions and extensions	370.6	8.0	-	521.9	-	900.5
Purchase of reserves	19.1	0.1	-	-	-	19.2
Sale of reserves	(57.1)	(0.5)	-	-	-	(57.6)
Net revisions and transfers	(19.2)	(23.2)	(3.2)	93.5	5.5	53.4
2004 Production	(260.6)	(38.3)	(1.2)	(47.3)	-	(347.4)
Proved reserves at December 31, 2004	2,133.5	168.3	9.0	1,554.8	216.5	4,082.1
Discoveries, additions and extensions	274.9	23.1	0.3	81.7	-	380.0
Purchase of reserves	11.7	56.9	4.4	30.8	1.2	105.0
Sale of reserves	(1.1)	-	-	-	-	(1.1)
Net revisions and transfers	2.5	15.8	(2.3)	(94.0)	(2.9)	(80.9)
2005 Production	(265.6)	(33.0)	(3.2)	(73.1)	-	(374.9)
Proved reserves at December 31, 2005	2,155.9	231.1	8.2	1,500.2	214.8	4,110.2
Discoveries, additions and extensions	356.8	33.1	65.9	(18.9)	14.8	451.7
Purchase of reserves	2.9	-	-	-	-	2.9
Sale of reserves	(35.8)	(20.5)	-	-	-	(56.3)
Net revisions and transfers	51.1	(28.1)	7.4	47.7	(0.2)	77.9
2006 Production	(253.3)	(37.5)	(5.2)	(78.3)	(0.1)	(374.4)
Proved reserves at December 31, 2006	2,277.6	178.1	76.3	1,450.7	229.3	4,212.0
Proved Developed						
December 31, 2003	1,890.4	199.5	1.2	593.9	-	2,685.0
December 31, 2004	1,788.2	148.0	2.0	624.0	-	2,562.2
December 31, 2005	1,771.8	174.9	6.2	548.8	0.8	2,502.5
December 31, 2006	1,860.9	123.2	8.6	895.5	0.5	2,888.7

Notes:

1 See oil and gas advisories.

2 North American net proved reserves exclude synthetic crude oil reserves: 2004 – 35.2 mmbbls; 2005 - 34.3 mmbbls; and 2006 - 32.0 mmbbls.

3 United Kingdom for 2004 includes the Netherlands but excludes Germany.

4 Scandinavia for 2004 includes Norway but excludes Denmark.

5 Southeast Asia for 2004 includes Indonesia and Malaysia/Vietnam but excludes Australia.

6 Other includes Algeria, Tunisia and Trinidad and Tobago but excludes Tunisia in 2003 and 2004.

Continuity of Gross Proved Reserves[1]

	North America[2]	United Kingdom[3]	Scandinavia[4]	Southeast Asia[5]	Other[6]	Total
Crude Oil and Liquids (mmbbls)						
Total proved						
Proved reserves at December 31, 2003	190.2	242.3	14.1	84.4	48.2	579.2
Discoveries, additions, and extensions	17.3	29.8	-	13.0	13.9	74.0
Purchase of reserves	0.2	34.1	-	1.3	-	35.6
Sale of reserves	(2.6)	(3.3)	-	-	-	(5.9)
Net revisions and transfers	(2.2)	27.5	(2.9)	3.4	(8.5)	17.3
2004 Production	(19.9)	(42.5)	(2.1)	(13.0)	(5.0)	(82.5)
Proved reserves at December 31, 2004	183.0	287.9	9.1	89.1	48.6	617.7
Discoveries, additions, and extensions	12.6	41.9	2.0	12.7	8.5	77.7
Purchase of reserves	0.2	32.8	42.1	22.1	0.8	98.0
Sale of reserves	-	-	(0.9)	-	-	(0.9)
Net revisions and transfers	(2.8)	32.5	1.8	(1.3)	3.6	33.8
2005 Production	(19.6)	(39.1)	(9.3)	(12.9)	(9.3)	(90.2)
Proved Reserves at December 31, 2005	173.4	356.0	44.8	109.7	52.2	736.1
Discoveries, additions, and extensions	10.4	28.8	28.6	(0.9)	13.2	80.1
Purchase of reserves	-	26.2	-	-	-	26.2
Sale of reserves	(8.8)	(6.8)	-	-	-	(15.6)
Net revisions and transfers	9.8	14.1	0.3	8.3	1.4	33.9
2006 Production	(18.2)	(37.5)	(11.8)	(18.8)	(7.9)	(94.2)
Proved reserves at December 31, 2006	166.6	380.8	61.9	98.3	58.9	766.5
Proved Developed						
December 31, 2003	186.4	209.2	3.8	29.5	25.5	454.4
December 31, 2004	171.0	249.3	4.7	39.9	38.9	503.8
December 31, 2005	161.0	277.4	34.9	67.7	34.7	575.7
December 31, 2006	156.4	255.7	25.7	70.2	43.3	551.3
Natural Gas (bcf)						
Total proved						
Proved reserves at December 31, 2003	2,644.9	241.6	13.5	1,572.0	223.5	4,695.5
Discoveries, additions, and extensions	478.5	8.0	-	765.3	-	1,251.8
Purchase of reserves	22.8	0.1	-	-	-	22.9
Sale of reserves	(72.7)	(0.5)	-	-	-	(73.2)
Net revisions and transfers	(113.2)	(30.0)	(3.2)	(58.7)	(7.0)	(212.1)
2004 Production	(324.9)	(40.3)	(1.3)	(95.2)	-	(461.7)
Proved reserves at December 31, 2004	2,635.4	178.9	9.0	2,183.4	216.5	5,223.2
Discoveries, additions, and extensions	361.0	23.7	0.3	129.1	-	514.1
Purchase of reserves	16.8	56.9	4.4	38.9	1.4	118.4
Sale of reserves	(1.2)	-	-	-	-	(1.2)
Net revisions and transfers	28.6	16.3	(2.2)	(3.4)	(1.3)	38.0
2005 Production	(333.8)	(35.2)	(3.3)	(103.6)	-	(475.9)
Proved reserves at December 31, 2005	2,706.8	240.6	8.2	2,244.4	216.6	5,416.6
Discoveries, additions, and extensions	457.8	34.6	65.9	(9.1)	14.9	564.1
Purchase of reserves	3.7	-	-	-	-	3.7
Sale of reserves	(44.2)	(20.5)	-	-	-	(64.7)
Net revisions and transfers	13.0	(32.7)	7.4	(20.0)	(1.5)	(33.8)
2006 Production	(332.0)	(39.2)	(5.2)	(106.5)	(0.1)	(483.0)
Proved reserves at December 31, 2006	2,805.1	182.8	76.3	2,108.8	229.9	5,402.9
Proved Developed						
December 31, 2003	2,404.0	218.8	1.3	920.9	-	3,545.0
December 31, 2004	2,207.3	158.6	2.0	858.2	-	3,226.1
December 31, 2005	2,226.5	183.5	6.2	793.2	0.9	3,210.3
December 31, 2006	2,295.0	126.4	8.6	1,307.8	0.5	3,738.3

Notes:

1 See oil and gas advisories.

2 North American gross proved reserves exclude synthetic crude oil reserves: 2003 – 42.3 mmbbls; 2004 - 41.2 mmbbls; 2005 - 40.2 mmbbls; 2006 - 38.9 mmbbls.

3 United Kingdom for 2004 includes the Netherlands but excludes Germany.

4 Scandinavia for 2004 includes Norway but excludes Denmark.

5 Southeast Asia for 2004 includes Indonesia and Malaysia/Vietnam but excludes Australia.

6 Other includes Algeria, Tunisia and Trinidad and Tobago but excludes Tunisia in 2003 and 2004.